

December 13, 2023

Jennifer Leyden
Chief Financial Officer
Getty Images Holdings, Inc.
605 5th Ave. S. Suite 400
Seattle, WA 98104

  Re: Getty Images Holdings, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2022
    Form 10-Q for Fiscal Quarter Ended June 30, 2023
    File No. 001-41453

Dear Jennifer Leyden:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Liquidity and Capital Resources
Cash Flows, page 56

1. Please provide an analysis of why the reported amount of operating cash flows materially changed from period to period for annual and interim periods. Refer to Item 303 of Regulation S-K. Your current discussion appears to be a recitation of the items presented in your statement of cash flows of how the amount of operating cash flows was derived for each period. Your discussion also refers to noncash items that do not impact cash. Note references to results and working capital items may not provide a sufficient basis to understand how the amount of operating cash actually was affected between periods. Your analysis should discuss all material factors that actually affected the reported amount of operating cash and reasons for material changes between periods underlying these factors. Refer to the introductory paragraph of section IV.B and B.1 of Release No. 33-8350 for further guidance.

Notes to Consolidated Financial Statements
Note 14. Revenue, page F-28

2. Please tell us your consideration of disclosing disaggregated revenue by product offering as disclosed on page 5. We note that your content type, key customers, and go-to-market approach differ between the Getty Images, iStock, and Unsplash product offerings. Refer to ASC 606-10-50-5 and 50-6 and ASC 606-10-55-89 through 55-91.

Form 10-Q for Fiscal Quarter Ended June 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Three Months Ended June 30, 2023 and 2022, page 23

3. In your third quarter earnings call on November 14, 2023, your CFO stated "Creative results reflect pressures in the agency segment, which was double digits year-on-year as well as impact from the Hollywood strike" and that your updated guidance "assumes continued macroeconomic pressures, adverse impacts from the Hollywood strike and pressures on our agency business through Q4." Please enhance your discussion in your periodic filings for any unusual or infrequent events and/or significant economic changes that have impacted or are reasonably likely to materially impact your revenue and income from operations in future periods. Refer to Item 303(a) and (b)(2)(i) and (ii) of Regulation S-K, the latter as guided by the last sentence of 303(c).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services